Filed Pursuant to Rule 424(b)(2)
Registration No. 333-140227
PROSPECTUS SUPPLEMENT
(To Prospectus dated February 8, 2007)
323,628 Shares of Common Stock
Pursuant to this prospectus supplement, we are offering 323,628 shares of our common stock (the “Shares”) to Timothy Beach and Stuart Christensen, pursuant to the agreement as detailed below. The Company will not receive any of the proceeds from sales of the shares of Common Stock by the security holders.
     We expect to issue the Shares to the above-named persons on or about April 16, 2007. Our Common Stock is listed on the American Stock Exchange (“AMEX”) under the trading symbol “KAD.” The last reported sale price of our Common Stock on April 12, 2007 was $1.46 per share.
     Please read this prospectus supplement and the base prospectus carefully before you invest. Both documents contain information you should carefully consider before making your investment decision. Investing in Arcadia Resources, Inc. Common Stock involves risks. See Risk Factors beginning on page S-4.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the base prospectus are truthful or complete. Any representation to the contrary is a criminal offense.
     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us, the selling security holders or any underwriter. You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any security other than the Common Stock offered by this prospectus supplement, or an offer to sell or a solicitation of an offer to buy any security by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this prospectus supplement nor any sale made hereunder shall, under any circumstances, imply that the information in this prospectus supplement is correct as of any time subsequent to the date of this prospectus supplement.
The date of this prospectus supplement is April 12, 2007.

TABLE OF CONTENTS
Prospectus Supplement

About This Prospectus Supplement	S-3
The Offering	S-4
Risk Factors	S-4
Use of Proceeds	S-5
Dilution	S-5
Where You Can Find More Information	S-5
Plan of Distribution	S-6

ABOUT THIS PROSPECTUS SUPPLEMENT
     This prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we are offering to sell shares of our common stock using this prospectus supplement and the accompanying prospectus. The prospectus supplement describes the specific terms of the common stock offering. The accompanying base prospectus gives more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
     As used in this prospectus supplement, the terms “Arcadia,” “we,” “our” or “us” mean Arcadia Resources, Inc., a Nevada corporation, and its predecessors and subsidiaries, unless the context indicates otherwise.

THE OFFERING
Common stock offered by Arcadia

Timothy Beach	161,814 shares	Satisfaction of promissory note payment obligation.

Stuart Christensen	161,814 shares	Satisfaction of promissory note payment obligation.

Total:	323,628 shares

Common stock outstanding before the offering	109,510,886 shares, as of April 12, 2007

Common stock outstanding after the offering	109,834,514 shares

American Stock Exchange (AMEX) symbol	KAD
RISK FACTORS
     You should carefully consider the risks described below, in addition to the other information in this prospectus supplement and the related prospectus, including the information incorporated by reference herein, before making an investment decision. The risks and uncertainties described below are all of the material risks facing our company.
     If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment in us.
Risks Related to this Offering
Due to our debt level, we may not be able to increase the amount we can draw on our revolving credit facility with Comerica Bank, or to obtain credit from other sources, to fund our future needs for working capital or acquisitions.
In addition to the debt described in the accompanying base prospectus dated February 8, 2007, the Company has incurred additional debt financing as described below.
Our PrairieStone Pharmacy, LLC (“PrairieStone”) subsidiary is party to an Amended and Restated Line of Credit with AmerisourceBergen Drug Corporation which, as of February 16, 2007, the date we acquired PrairieStone, had an initial principal balance of $750,000 dollars and is secured by an all assets security interest in the assets of PrairieStone and Company, subsidiary, SSAC, LLC. The Amended and Restated Line of credit is guaranteed by the Company. Advances under the Amended and Restated Line of Credit will be subject to, among other things, there being a sufficient level of collateral and PrairieStone achieving certain levels of EBITDA.
On March 20, 2007, the Company entered into a Promissory Note, Warrant, and Registration Rights Agreement Jana Master Fund, Ltd. (“Jana”) (the “Agreement”). Pursuant to the Agreement, the Company, on March 20, 2007, executed a promissory note with Jana with a principal balance of $2,564,103 and received $2,500,000 in proceeds. The Note maturity date is January 31, 2008. The Note provides for simple interest at an annual rate equal to the One Year Libor Rate (as published in the Wall Street Journal) plus 7.5% payable quarterly beginning on June 30, 2007. In the event the entire principal balance has not been paid in full as of May 15, 2007, an additional interest charge equal to 1% of the outstanding principal balance shall be added to the outstanding principal balance on May 16, 2007 and on the 15th day of each month thereafter. The Note contains various covenants. The covenants may be waived at Jana’s option. Events of default include a default in any covenant, condition or agreement in the Note. In the event of a default, Jana, at its option, may declare due and payable the principal balance, accrued unpaid interest and any other amounts payable under the Note. The Company agreed that, if the entire principal balance under the Note has not been paid in full by May 15, 2007, the Company will issue to Jana on May 16, 2007 warrants to purchase 250,000 shares of the Company’s common stock at an exercise price equal to 80% of the ten-day trading average from May 2, 2007 to May 15, 2007. The warrants, if issued, can be exercised on a cash or cashless basis and would expire on May 15, 2014.
USE OF PROCEEDS
The shares of common stock are being offered to settle certain liabilities as described more fully below. We will not receive any cash proceeds from the sale of shares of our common stock by the security holders. The security holders will pay any underwriting discounts and commissions and expenses incurred by the security holders for brokerage, accounting, tax or legal services or any other expenses incurred by the security holders in connection with sales by them. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus supplement, including, but not limited to, all registration and filing fees and fees and expenses of our counsel and our accountants.
A total of 323,628 shares are to be issued evenly to Timothy Beach and Stuart Christensen in order to settle one quarterly payment, due April 12, 2007, of $525,248 due on a note payable entered into on July 12, 2006 in conjunction with the acquisition of Alliance Oxygen & Medical Equipment, Inc. The quarterly payment includes interest at 8% per year.
DILUTION
     The net tangible book value per share represents the amount of our total tangible assets, less our total liabilities and the aggregate liquidation preference of our preferred stock outstanding, divided by the total number of shares of our common stock outstanding. The number of shares of our common stock outstanding may be increased by shares issued upon conversion of preferred stock, payment of dividends and exercise of warrants or options, and, to the extent warrants and options are exercised for cash, the net tangible book value of our common stock may increase. The Company currently has no preferred stock outstanding. Because the shares of common stock being offered by this prospectus supplement will be used to settle certain liabilities, it will decrease total liabilities and, correspondingly, increase net tangible book value. There will be no dilution of net tangible book value per share due to the issuance of these shares.
WHERE YOU CAN FIND MORE INFORMATION
     Our SEC filings are available to the public over the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operating rules, copy charges and procedures for the public reference room.
     We have filed with the SEC a registration statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered hereby. This Prospectus Supplement and the accompanying Prospectus do not contain all of the information contained in the Registration Statement. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of a prescribed fee or may be examined without charge at the SEC’s public reference facility in Washington D.C. or copied without charge from its website.

     Our SEC filings are available to the public at no cost over the Internet at www.ArcadiaResourcesInc.com, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning our principal executive office, which is:
Arcadia Resources, Inc.
26777 Central Park Blvd., Suite 200
Southfield, Michigan 48076
Attention: Corporate Secretary (248) 352-7530
PLAN OF DISTRIBUTION
     Please see the information set forth under the caption “Plan of Distribution” in the accompanying prospectus. For more information, please see the section entitled “Where You Can Find More Information” in this prospectus supplement.